

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Kiattipong Arttachariya
Chief Financial Officer
Zapp Electric Vehicles Group Ltd
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

> **Re: Zapp Electric Vehicles Group Ltd**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed on March 3, 2023**
> **File No. 333-268857**

Dear Kiattipong Arttachariya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Amendment No.5 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 102

1. It appears in the pro forma financial statements you have replaced the maximum redemption scenario assuming the redemption of all 28,750,000 shares of CIIG II common shares that are subject to redemption with the scenario depicting the maximum number of CIIG II common shares that may be redeemed (i.e., 27,252,892 shares) to maintain a sufficient amount of net tangible assets that would allow the business combination to close. It also appears that all the references made to a maximum

redemption scenario in the filing reflect the redemption of 27,252,892 shares. We do not believe the current presentation and discussion related to the maximum redemption scenario is appropriate. Please revise your disclosures to address the following:

- Tell us why the scenario depicting the redemption of 27,252,892 shares was presented given this scenario does not appear to result in a sufficient amount of net tangible assets required for the business combination to close.
- Present all three scenarios in the pro forma financial statements including No Redemption, Maximum Redemption assuming the redemption of all 28,750,000 shares, and Maximum Redemptions Allowed to Close assuming a redemption amount that would result in net tangible assets of $5,000,001 or greater upon the closing of the business combination.
- Update all the relevant disclosures in the filing to clearly define and separately discuss the Maximum Redemption scenario and Maximum Redemptions Allowed to Close scenario.
- Expand the question and answer on page 9 to discuss the potential cash shortfall in the maximum redemption scenario as we previously requested.

You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rachel Wong